# UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION
### May 7, 2019

## ORDER GRANTING CONFIDENTIAL TREATMENT
## UNDER THE SECURITIES EXCHANGE ACT OF 1934

**Digimarc Corporation**

**File No. 001-34108 – CF#37445**

Digimarc Corporation submitted an application under Rule 24b-2 requesting an extension of a previous grant of confidential treatment for information it excluded from Exhibit 10.13 to a Form 10-K filed on March 3, 2011, as modified by the same agreement refiled with fewer redactions as Exhibit 10.1 to a Form 10-Q filed May 2, 2019.

Based on representations by Digimarc Corporation that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it.  Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

Exhibit 10.1 to Form 10-Q filed May 2, 2019          through March 31, 2023

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:


Vanessa A. Countryman
Acting Secretary